SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Continental Materials Corporation

(Name of Subject Company (Issuer))

Bee Street Holdings LLC

James G. Gidwitz
Nancy Gidwitz
Ralph W. Gidwitz
Steven B. Gidwitz
Scott Gidwitz

(Offeror)

(Names of Filing Persons)

Common Stock Par Value $0.25

(Titles of Class of Securities)

211615307

(CUSIP Numbers of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Bee Street Holdings LLC

James G. Gidwitz
Nancy Gidwitz
Ralph W. Gidwitz
Steven B. Gidwitz
Scott Gidwitz

(Offeror)

(Names of Filing Persons)

Common Stock Par Value $0.25

(Titles of Class of Securities)

211615307

(CUSIP Numbers of Class of Securities)

Kevin J. O’Keefe

425 South Financial Place, Suite 3100

Chicago, IL 60605

(312) 553-3653

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Arthur McMahon, III

Taft Stettinius & Hollister LLP

425 Walnut Street, Suite 1800

Cincinnati, OH 45202-3957

Tel: (513) 357-9607

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$6,158,973.50	$799.43

*                                          Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common stock (the “Shares”) of Continental Materials Corporation, a Delaware corporation (“CMC”) not owned by Bee Street Holdings LLC, at a purchase price of $9.50 per Share, net to the seller in cash. On February 17, 2020, 1,675,484 Shares were outstanding, of which 1,027,171 are owned by Bee Street. Accordingly, this calculation assumes the purchase of 648,313 Shares.

+                                          The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by .0001298.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$799.43	Filing party:	Bee Street Holdings LLC
Form or registration No.:	Schedule TO	Date filed:	February 27, 2020

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐
Check the appropriate boxes below to designate any transactions to which the statement relates:
Third-party tender offer subject to Rule 14d-1.	☒
Issuer tender offer subject to Rule 13e-4.	☐
Going-private transaction subject to Rule 13e-3.	☒
Amendment to Schedule 13D under Rule 13d-2.	☐
Check the following box if the filing is a final amendment reporting the results of the tender offer:
☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

This Amendment No. 6 to Tender Offer Statement and Amendment No. 6 to Rule 13e-3 Transaction Statement amends and supplements the joint Schedule TO and Schedule 13E-3 filed with the Commission on February 27, 2020, under cover of Schedule TO, each as amended by Amendment No. 1 thereto which was filed with the Commission on March 20, 2020, as amended by Amendment No. 2 thereto which was filed with the Commission on March 27, 2020, as amended by Amendment No. 3 thereto which was filed with the Commission on April 1, 2020, as amended by Amendment No. 4 thereto which was filed with the Commission on April 6, 2020, and as amended by Amendment No. 5 thereto which was filed with the Commission on April 7, 2020 (as amended and supplemented by this Amendment No. 6 and as it may be further amended and supplemented from time to time, collectively, this “Schedule TO”) by Bee Street Holdings LLC, a Delaware limited liability company (“Bee Street”), and relates to the offer by Bee Street to purchase all outstanding common stock, par value $0.25 (the “Shares”), of Continental Materials Corporation, a Delaware corporation (“CMC”), which are not currently held by Bee Street, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 27, 2020 (the “Offer to Purchase”), the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of the Purchaser Filing Persons and a Schedule 13E-3 Transaction Statement of the Purchaser Filing Persons. All information in the Offer to Purchase and the letter of transmittal, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, Item 11 and Item 13.

On April 15, 2020, by way of a press release in the form attached hereto as Exhibit (a)(1)(ix), Bee Street announced the results of the Offer. Other than conditions which Bee Street has previously announced were waived, all conditions to the Offer have been satisfied, and Bee Street has accepted for payment, and expects promptly to pay for, all of the Shares which were validly tendered and not properly withdrawn pursuant to the Offer.

In accordance with the Offer to Purchase, Bee Street has commenced, as of April 15, 2020, a subsequent offering period during which tenders of Shares will be accepted. This subsequent offering period will expire at midnight, New York City time, at the end of April 17, 2020, unless extended. Any Shares properly tendered during the subsequent offering period will be immediately accepted for payment, and the holders of such Shares will be promptly paid the same price per Share that was paid in the initial offering period of the Offer. The procedures for tendering Shares during the subsequent offering period are the same as those applicable to the initial offering period as described in the Offer to Purchase and the letter of transmittal, except that Shares tendered during the subsequent offering period may not be withdrawn. None of the Shares which were validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

Item 12. Exhibits

Exhibit No.		Description
(a)(1)(i)	*	Offer to Purchase, dated March 27, 2020
(a)(1)(ii)	*	Letter of Transmittal (including IRS Form W-9)
(a)(1)(iii)	*	Notice of Guaranteed Delivery
(a)(1)(iv)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	*	Press Release of Bee Street Holdings LLC dated April 1, 2020
(a)(1)(vii)	*	Press Release of Bee Street Holdings LLC dated April 6, 2020
(a)(1)(viii)	*	Press Release of Bee Street Holdings LLC dated April 7, 2020
(a)(1)(ix)		Press Release of Bee Street Holdings LLC dated April 15, 2020
(b)(i)	*	Commitment Letter, dated February 17, 2020, from CIBC Bank USA to Bee Street Holdings LLC
(b)(ii)	*	Commitment Letter, dated April 6, 2020, from Wintrust Bank, N.A., to Bee Street Holdings LLC and Bee Street II, Inc.
(c)	*	Valuation Report of Duff & Phelps Securities, LLC dated February 13, 2020
(d)		None
(g)		None
(h)		None

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2020

BEE STREET HOLDINGS LLC

By:	/s/ JAMES G. GIDWITZ
Name:	James G. Gidwitz
Title:	Chief Executive Officer

JAMES G. GIDWITZ

By:	/s/ JAMES G. GIDWITZ

NANCY GIDWITZ

By:	/s/ NANCY GIDWITZ

RALPH W. GIDWITZ

By:	/s/ RALPH W. GIDWITZ

STEVEN B. GIDWITZ

By:	/s/ STEVEN B. GIDWITZ

SCOTT GIDWITZ

By:	/s/ SCOTT GIDWITZ